# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GrafTech International Ltd., CIK 0000931148
CUSIP: 384313508
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001214659-24-003433
Filed by CIK 0001944761
Persons authorized to receive notices and communications: Nilesh Undavia, 474 NE 3rd Street, Boca Raton, Florida (FL), 33432, (617) 763-8191

## Reporting persons
- Nilesh Undavia (CIK 0001944761): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,538,942; shared voting power 5,770,000; sole dispositive power 11,538,942; shared dispositive power 5,770,000; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- Liliana Undavia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,150,000; shared voting power 15,158,942; sole dispositive power 2,150,000; shared dispositive power 15,158,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- Kanta Undavia: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 17,308,942; sole dispositive power 0; shared dispositive power 17,308,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 3,020,000; shared voting power 14,288,942; sole dispositive power 3,020,000; shared dispositive power 14,288,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 400,000; shared voting power 16,908,942; sole dispositive power 400,000; shared dispositive power 16,908,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Nilesh Undavia Irrevocable Family Trust #1: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 2,000,000; shared voting power 15,308,942; sole dispositive power 2,000,000; shared dispositive power 15,308,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Liliana Undavia Irrevocable Family Trust #1: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 2,000,000; shared voting power 15,308,942; sole dispositive power 2,000,000; shared dispositive power 15,308,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Kanta Undavia Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 200,000; shared voting power 17,108,942; sole dispositive power 200,000; shared dispositive power 17,108,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Sophia Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 50,000; shared voting power 17,258,942; sole dispositive power 50,000; shared dispositive power 17,258,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Jai Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 50,000; shared voting power 17,258,942; sole dispositive power 50,000; shared dispositive power 17,258,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)
- The Julia Undavia Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 50,000; shared voting power 17,258,942; sole dispositive power 50,000; shared dispositive power 17,258,942; aggregate amount beneficially owned 17,308,942 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GrafTech International Ltd.
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

The business addresses of each Reporting Person is 474 NE 3rd Street, Unit 416, Boca Raton, Florida 33432.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

Personal funds of the Undavias, contributed to the Trusts and to Nilesh P Undavia Charles Schwab & Co., Inc Custodial Ira Rollover (the "Charles Schwab IRA") and Nilesh P Undavia IRA Rollover with JP Morgan (the "JP Morgan IRA" and together with the Charles Schwab IRA, the "IRAs"), were used to purchase the 17,308,942 shares (the "Shares") of GrafTech International Ltd.'s (the "Issuer") common stock, par value $0.01 per share (the "Common Stock"), to which this Schedule 13D relates. The Shares were purchased by the Reporting Persons for an aggregate purchase price of approximately $41,705,001.19.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 10, 2025, Nilesh Undavia entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer, pursuant to which the Issuer agreed to, among other things, (i) appoint Sachin Shivaram to the Board as a Class III director (the "New Class III Director"), (ii) work with Mr. Undavia in good faith to find a mutually agreeable independent candidate (the "New Class I Director" and together with the New Class III Director the, "New Directors"), (iii) appoint each of the New Directors to at least two committees of the Board and (iv) recommend, support and solicit proxies for the election of the New Class I Director at the Issuer's 2025 annual meeting of stockholders.

Pursuant to the Cooperation Agreement, Mr. Undavia is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until January 31, 2027 (the "Standstill Period"); provided, however, that if the New Class III Director is renominated for election to the Board at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting") and such final decision of the Board to so renominate the New Class III Director is shared with Mr. Undavia in writing at least 30 days prior to the advance notice deadline for the 2027 Annual Meeting, then the Standstill Period shall automatically extend until May 31, 2028. During the Standstill Period, Mr. Undavia and the Issuer have agreed to certain mutual non-disparagement provisions.

During the Standstill Period, Mr. Undavia will vote all shares of his Common Stock in accordance with the Board's recommendations with respect to any proposal presented at each annual or special meeting of the Issuer's stockholders.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own the Shares, or approximately 6.7%, of the outstanding Common Stock (calculated based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2024 for the quarter ended September 30, 2024, which reported that 257,167,127 shares of Common Stock were outstanding as of October 18, 2024). The Reporting Persons also may be deemed to be members of a "group" (within the meaning of SEC Rule 13d-5) by virtue of their verbal agreement to vote, hold, or sell of the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Undavia may be deemed to beneficially own through the IRAs (i) 5,514,200 shares of Common Stock beneficially owned by the Charles Schwab IRA and (ii) 4,024,742 shares of Common Stock beneficially owned by JP Morgan IRA. Mr. Undavia is the sole trustee of the LU Irrev Trust. Accordingly, Mr. Undavia may be deemed to hold sole voting and dispositive power with respect to the 11,538,942 shares of Common Stock held by him through the IRAs and the LU Irrev Trust.

Liliana Undavia is the sole trustee of the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust. Accordingly, Liliana Undavia may be deemed to hold sole voting and dispositive power with respect to the 2,150,000 shares of Common Stock held by the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust. Nilesh Undavia and Kanta Undavia are trustees of the Kanta Trust, each with shared power to vote or dispose of the shares of Common Stock held by such Trust unilaterally.

Nilesh Undavia and Liliana Undavia are trustees of the NPU Trust and the LAU Trust, each with shared power to vote or dispose of the shares of Common Stock held by such Trusts unilaterally. Furthermore, the Reporting Persons have verbally agreed to vote hold or sell the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time. Accordingly, each of the Reporting Persons could be deemed to have shared voting and dispositive power with respect to the following number of Shares:

(i) NPU Trust: 14,288,942
(ii) LAU Trust: 16,908,942
(iii) NU Irrev Trust: 15,308,942
(iv) LU Irrev Trust: 15,308,942
(v) Kanta Trust: 17,108,942
(vi) Sophia Trust: 17,258,942
(vii) Jai Trust: 17,258,942
(viii) Julia Trust: 17,258,942
(ix) Nilesh Undavia: 5,770,000
(x) Liliana Undavia: 15,158,942
(xi) Kanta Undavia: 17,308,942
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 10, 2025, Mr. Undavia and the Issuer entered into the Cooperation Agreement as described in Item 4 above and attached as Exhibit 99.1 hereto.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 Cooperation Agreement, dated January 10, 2025.

## Signatures
- Nilesh Undavia: /s/ Nilesh Undavida, Nilesh Undavia (01/14/2025)
- Liliana Undavia: /s/ Liliana Undavia, Liliana Undavia (01/14/2025)
- Kanta Undavia: /s/ Kanta Undavia, Kanta Undavia (01/14/2025)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (01/14/2025)
- The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (01/14/2025)
- The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)
- The Nilesh Undavia Irrevocable Family Trust #1: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)
- The Liliana Undavia Irrevocable Family Trust #1: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (01/14/2025)
- The Kanta Undavia Revocable Trust: /s/ Nilesh Undavia, Nilesh Undavia, Trustee (01/14/2025)
- The Kanta Undavia Revocable Trust: /s/ Kanta Undavia, Kanta Undavia, Trustee (01/14/2025)
- The Sophia Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)
- The Jai Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)
- The Julia Undavia Irrevocable Trust: /s/ Liliana Undavia, Liliana Undavia, Trustee (01/14/2025)